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December 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Suzanne Haynes
Sasha Parikh
Lynn Dicker

Re:	Kestra Medical Technologies, Ltd. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on November 23, 2021 CIK No. 0001877184

Ladies and Gentlemen:

This letter sets forth the responses of Kestra Medical Technologies, Ltd. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated December 8, 2021, with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company also notes that it is concurrently confidentially submitting an amendment to the Registration Statement (the “Amended Registration Statement”) with this letter.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

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Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 11, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Business, page 104

1.

Staff’s Comment: We note your disclosures on page 8 and page 111 describing your exclusive partnership with Global Medical Response. Please revise your Business section, where appropriate, to describe the material terms of this partnership agreement and file the agreement as an exhibit to your registration statement. Alternatively, provide the basis for your belief that it is not required to be filed as an exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that since the date of the Registration Statement that was confidentially submitted on November 23, 2021, the Company’s operations have evolved significantly, and its contractual arrangement with Global Medical Response is no longer material to its business. The Company had engaged Global Medical Response to provide support for patient fittings in connection with the initial commercialization of its ASSURE WCD. However, the Company has since developed its own team of ASSURE Patient Specialists who assist with such fittings. As such, the Company’s contractual arrangement with Global Medical Response is not, and is not expected to become, a “material contract” required to be filed as an exhibit to the Registration Statement pursuant to Regulation S-K, Item 601(b)(10). The Company also advises the Staff that the disclosure in the Amended Registration Statement has been updated and does not refer to Global Medical Response.

Exhibits

2.

Staff’s Comment: Your disclosure throughout the prospectus indicates that the prospectus includes information from a study by the IBM Watson group that you funded. Please tell us what consideration you gave to filing a third party consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure in the Amended Registration Statement has been updated and does not refer to the study by the IBM Watson group, which study is no longer current and is no longer utilized by the Company in estimating its total addressable market.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 11, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Sophia Hudson, P.C. of Kirkland & Ellis LLP by telephone at (212) 446-4750 or by email at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson
Sophia Hudson, P.C.

Via E-mail:

cc:	Brian Webster

Traci S. Umberger

Kestra Medical Technologies, Ltd.

Lisa Zhang

Christie W.S. Mok

Kirkland & Ellis LLP

Ilir Mujalovic

Allen Overy Shearman Sterling US LLP